Big Tree Cloud Holdings Limited

September 5, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Erin Donahue

Re:	Big Tree Cloud Holdings Limited
Registration Statement on Form F-3
Filed on August 29, 2025
File No. 333-289941

Dear Ms. Donahue:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Big Tree Cloud Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 9, 2025, or as soon thereafter as practicable.

Very truly yours,

Big Tree Cloud Holdings Limited

By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chief Executive Officer and Director